Pfizer Inc.
235 East 42nd Street
New York, N.Y. 10017-5755

October 28, 2011

CERTAIN INFORMATION IN THIS LETTER IS OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT PURSUANT TO 17 C.F.R. § 200.83 HAS BEEN REQUESTED BY PFIZER INC. WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [***].

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549
Attention: Jim B. Rosenberg

Re:	Pfizer Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 28, 2011

Form 10-Q for the Quarterly Period Ended April 3, 2011
Filed May 12, 2011

File No. 001-03619

Dear Mr. Rosenberg:

Pfizer Inc. (“Pfizer” or “we”) is submitting this letter in response to our October 19, 2011 phone conversation with the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to Pfizer’s Form 10-K filed with the Commission on February 28, 2011 for the fiscal year ended December 31, 2010 (SEC File No. 001-03619) (the “Form 10-K”), and Pfizer’s Form 10-Q filed with the Commission on May 12, 2011 for the quarterly period ended April 3, 2011 (SEC File No. 001-03619).

For the Staff’s consideration, we provide the following.

1.	Topic: Legal proceedings with respect to which management believes that the likelihood of additional possible loss is remote

In consideration of the discussion on our call, we will reconsider the placement of the disclosure proposed in our October 7, 2011 letter.

And, under separate cover, we will supplementally provide, to the Staff only, pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (and Rule 418(b) under the Securities Act of 1933, as amended, to the extent applicable), the information requested during the call.

2.	Topic: Hormone Replacement Therapy Litigation – Status of Discovery Efforts

In consideration of the discussion on our call, we will include disclosure about the status of discovery efforts; that is, [***]1.

3.	Topic: Overseas Cash

With respect to the short-term funds held in U.S. tax jurisdictions, we understand the Staff’s preference for the metric that uses a range of percentages versus presenting a qualitative description that conveys a similar magnitude.

*    *    *

Please do not hesitate to contact me at 212-733-3222 with any questions or comments.

Very truly yours,

/s/ Loretta V. Cangialosi
Loretta V. Cangialosi
Senior Vice President and Controller

cc:	Frank A. D’Amelio
Executive Vice President, Business Operations and Chief Financial Officer

Amy Schulman
Executive Vice President and General Counsel

Larry P. Bradley
Partner – KPMG LLP

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1 RULE 83 CONFIDENTIAL TREATMENT REQUEST MADE BY PFIZER INC.;  REQUEST NUMBER 01